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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69996

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ____1/1/2025____ AND ENDING ____12/31/2025____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Alpha Trading L.P.__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1 Yael Man St.
_____
(No. and Street)

Ramat Hasharon	Israel	4734501
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Shai Nathaniel	+972-9-9592802	shain@alphatradinglp.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Frank, Rimerman + Co. LLP
_____
(Name – if individual, state last, first, and middle name)

One Embarcadero Center, Suite 2410	San Francisco	CA	94111
(Address)	(City)	(State)	(Zip Code)

12/14/2004	1596
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

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* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Shai Nathaniel_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____Alpha Trading L.P._____, as of _____December 31_____, 2_025___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
        CEO

_____
Notary Public

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Alpha Trading L.P.

FINANCIAL STATEMENT
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2025

Alpha Trading L.P.

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
Alpha Trading, L.P.
Herzliya, Israel

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Alpha Trading L.P. (a Delaware limited partnership) (the "Partnership") as of December 31, 2025, and the related notes (collectively, referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Partnership as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as Alpha Trading L.P.'s auditor since 2017.

San Francisco, California
March 12, 2026

Alpha Trading L.P.

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2025

ASSETS

Current assets

Cash	$	136,427
Due from clearing broker		14,938,785
Rebates receivables		690,171
Securities held, not yet sold		2,047,841
Prepaid expenses and other assets		77,340
Total assets	$	17,890,564

LIABILITIES AND PARTNERS' CAPITAL

Liabilities

Current liabilities

Accounts payable and accrued expenses	$	289,364
Due to related parties		13,612
Securities sold, not yet purchased		2,059,271
Trading payables		451,430
Total liabilities		2,813,677
Partners' capital		15,076,887
Total liabilities and partners' capital	$	17,890,564

See accompanying notes to the financial statement

Alpha Trading L.P.

NOTES TO FINANCIAL STATEMENT

As of December 31, 2025

1. Nature of Business

Alpha Trading L.P. (the "Partnership") is a limited partnership organized under the laws of the state of Delaware on May 31, 2017 (inception). The Partnership is a registered broker-dealer with the U.S. Securities and Exchange Commission ("SEC") and its designated examining authority is the NYSE Chicago, Inc, ("NYSE"). The Partnership was formed for the purpose of engaging in proprietary investment, trading and market making and trades exclusively with other brokers and dealers on securities exchanges and other regulated markets. The Partnership commenced its trading operations in October 2017.

In October 2017, the Partnership registered with the Cboe BZX Exchange, Inc. (formerly known as BATS Exchange) and began operating as a market maker. The Partnership clears its trading activities through BofA Securities, Inc. (BofAS), an indirect subsidiary of Bank of America Corporation. In June 2025, the Partnership began clearing its trading activities through J.P. Morgan Securities LLC. (JPMS) and is no longer clearing trading activities through BofAS. The Partnership operates as a registered market maker and has a minimum net capital requirement of $100,000.

On June 17, 2024, the Partnership became a member of the Financial Industry Regulatory Authority ("FINRA"). As a FINRA member, the Partnership is subject to FINRA's rules, regulations, and periodic examinations.

2. Business Risk Factors and Management's Plans Regarding Future Operations

The Partnership is subject to risks common in the technology and financial services industries, including, but not limited to, risks related to the development and commercialization of products, technological obsolescence, competition, dependence on key personnel and external partners, protection of proprietary technologies, and the ability to obtain financing. The Partnership may incur trading losses, including from large positions in single issuers or concentrated industries, and may be affected by capital market regulations.

The Partnership is also exposed to operational risks, including transaction processing errors, technology or system failures, cybersecurity incidents, third-party service provider failures, and the safeguarding of assets. Legal and regulatory risks include the potential for legal proceedings, regulatory examinations or enforcement actions, and changes in laws or regulations that could materially affect operations, financial condition or capital requirements.

During the year ended December 31, 2025, the Partnership has accumulated profits in the amount of $2,555,706. Furthermore, as of December 31, 2025, the Partnership has partners' capital of $15,076,887. Management believes the Partnership will be able to further increase revenues and manage expenditures and as a result, the Partnership believes it has sufficient resources to fund planned operations and meet the Partnership's obligations through January 2027.

3. Summary of Significant Accounting Policies

Basis of Presentation

The financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and comply with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 940, *Financial Services – Broker and Dealers*. They are also prepared in accordance with the reporting requirements of **SEC Rule 17a-5**, which prescribes the form and content of financial reports for broker-dealers.

Alpha Trading L.P.

NOTES TO FINANCIAL STATEMENT

As of December 31, 2025

3. Summary of Significant Accounting Policies (continued)

Revenue Recognition

The Partnership's sources of revenue consist of exchange rebates and trading gains and losses. The Partnership recognizes exchange rebates on a trade date basis and trading realized and unrealized gains or losses on a trade date basis. Rebates consist of volume discounts, credits or payments received from exchanges or other market places related to the placement of liquidity from the order flow in the market place related to the trading activity. Trading gains and losses, including both realized and unrealized amounts, are recognized on a trade date basis in accordance with ASC Topic 940*, Financial Services – Brokers and Dealers,* and are not within the scope of ASC Topic 606. The Partnership trades solely on a proprietary basis and, due to its trading strategy, earns de minimis amounts of dividends.

The Partnership is owned 100% by the Limited Partner. The Limited Partners' liability for the Partnership debts and obligations shall be limited to its capital contributions and all profits and income thereon, whether or not previously paid to them. Save to that extent, the General Partner shall be liable for the Partnership's debts and obligations.

Profits and losses of the Partnership attributable to investments of the Partnership shall be allocated to the Limited Partner.

Due from Clearing Broker

The due from clearing broker account consists of cash deposited and securities transactions that have not settled with BofAS and JPMS as of December 31, 2025, that the Partnership believes will be collected.

Income Taxes

The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the partners for federal and state income tax purposes. Accordingly, the Partnership has not provided for federal and state income taxes.

As of December 31, 2025, management determined that the Partnership had no uncertain tax positions that would require financial statement recognition. This determination is subject to ongoing reevaluation as facts and circumstances may require.

Allowance for Credit Losses

The Partnership evaluates factors such as historical experience, credit quality, the age of balances, and current and future economic conditions that may impact the collectability of its receivables in determining the Current Expected Credit Losses (CECL). Based on this evaluation, the Partnership has determined that no allowance for credit losses is necessary.

Use of Estimates

The preparation of financial statement in conformity with GAAP requires the Partnership's management to make estimates and assumptions that affect the amounts disclosed in the financial statement. Actual results could differ from those estimates.

Alpha Trading L.P.

NOTES TO FINANCIAL STATEMENT

As of December 31, 2025

4. Segment Reporting

The Partnership is engaged in a single line of business as a securities broker-dealer, which is limited exclusively to principal transactions. The Partnership has identified its Chief Executive Officer ("CEO") as the chief operating decision maker ("CODM"), who uses net revenue to evaluate the results of the business to manage the Partnership. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as determining the level of trading activities.

The Partnership's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Partnership as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in Note 3- Summary of Significant Accounting Policies.

Transaction costs consist mainly of commissions from trading activities These are the only significant segment expenses regularly reviewed by the CODM.

5. Rebates Receivables

The Partnership cleared all of its proprietary transactions through BofAS from January 1, 2025 through to June 3, 2025, and JPMS from June 4, 2025 through to December 31, 2025, on a fully disclosed basis. The Partnership executes trades using the Partnership's Market Participant Identifier ("MPID") and BofAS Market Participant ID ("BofAS MPID") for a per share fee. BofAS passes through any fees or rebates associated with trading activity executed on BofAS MPID.

Rebates receivable amounts are due from exchanges with which the Partnership transacts for its proprietary securities trading. The Partnership evaluates the collectability of these receivables in accordance with ASC Topic 326, Financial Instruments—Credit Losses, and considers the credit quality of the exchanges. As of December 31, 2025, all rebates receivable amounts are deemed to be fully collectible, and accordingly, no allowance for credit losses has been established.

Floor brokerage, exchange and clearing fees recorded as trading operations expense represents fees incurred in relation to the Partnership's proprietary securities trading.

The Partnership has a policy of regularly reviewing the credit standing of each exchange and broker with which it conducts business, considering factors such as historical experience, credit quality, and current economic conditions.

6. Fair Value Investments in Securities

Investments are stated at estimated fair value. The Partnership's holdings in securities listed for trading on a recognized securities exchange will be valued at the last known closing price published by the stock exchange or, if there is no such price, according to accepted valuation techniques at the discretion of the General Partner.

Investment transactions are accounted for on a trade date basis. Interest is recorded on the accrual basis and dividends are recognized on the ex-dividend date. Realized gains on investment are recorded using the First In First Out method.

The three levels of the fair value hierarchy under ASC Topic 820, Fair Value Measurement, and their applicability to the Partnership's portfolio investments, are described below:

Alpha Trading L.P.

NOTES TO FINANCIAL STATEMENT

As of December 31, 2025

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6. **Fair Value Investments in Securities** (continued)

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable either directly or indirectly. Level 2 includes investments valued at quoted prices adjusted for legal or contractual restrictions specific to the security. Investments that are classified as Level 2 include foreign currency contracts and are measured using quoted prices for similar contracts at the balance sheet date.

Level 3 - Inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data). Level 3 includes private portfolio investments that are supported by little or no market activity.

Securities held, not yet sold, consist primarily of equity securities that the Partnership has purchased but has not yet settled as of the reporting date. These securities are recorded at fair value, with changes in fair value recognized in earnings. Fair value is determined based on quoted market prices for identical securities in active markets.

Securities sold, not yet purchased, represent obligations to deliver securities that have been sold but not yet acquired as of the reporting date. These liabilities are recorded at fair value, with changes in fair value recognized in earnings. Fair value is determined using quoted market prices for the underlying securities in active markets.

The following table presents the Partnership's assets and liabilities measured at fair value on a recurring basis by fair value hierarchy level as of December 31, 2025:

	(USD)			
Assets	**Level 1**	**Level 2**	**Level 3**	**Total**
Securities held, not yet sold	$ 2,047,841	-	-	$ 2,047,841
Total Portfolio Investments, assets	**2,047,841**	**-**	**-**	**2,047,841**
Liabilities	**Level 1**	**Level 2**	**Level 3**	**Total**
Securities sold, not yet purchased	(2,059,271)	-	-	(2,059,271)
Total Portfolio Investments, liabilities	$ (2,059,271)	-	-	$ (2,059,271)

Through its portfolio investments, the Partnership may directly or indirectly maintain exposure to a particular issue or issuer which may account for, on an aggregated basis, 5% or more of the Partnership's total net assets as of December 31, 2025. There were no investments held indirectly by the Partnership as of December 31, 2025 that exceeded this threshold.

7. **Net Capital Requirement**

The Partnership is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15

Alpha Trading L.P.

NOTES TO FINANCIAL STATEMENT

As of December 31, 2025

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7.   Net Capital Requirement (continued)

to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2025, the Partnership's net capital was $14,309,376, which was $14,209,376 in excess of its minimum requirement of $100,000.

In the normal course of business, the Partnership's activities involve the execution, settlement, and financing of various transactions. These activities may expose the Partnership to off-balance-sheet risk in the event the other party is unable to fulfill its contracted obligations and the Partnership has to purchase or sell the financial instrument underlying the contract at a loss. The Clearing Broker also provides the Partnership with portfolio financing. Such financing is essential for the Partnership to meet its proprietary trading objective.

The Partnership maintains some of its cash balances in various financial institutions. Some of these balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 per institution, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000 per institution.

Substantially all of the cash assets of the Partnership are held by one bank and a single clearing broker-dealer. The Partnership has a significant cash receivable from its clearing broker. The Partnership does not consider itself to be at any significant risk with respect to these concentrations. At times during the year, cash balances may exceed FDIC and SPIC's insured limits.

8.   Securities Exchange Act of 1934 Rule 15c3-3

The Partnership is a registered broker-dealer subject to Rule 17a-5 promulgated by the SEC (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). To the best of its knowledge and belief, the Partnership states the following: (1) The Partnership does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) The Partnership claims an exemption relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Partnership limits its business activities exclusively to proprietary trading and the Partnership (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Partnership); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

9.   Related Party Transactions

In connection with services provided to the Partnership, a total expense of $3,642,349 was incurred by the General Partner and/or related parties on its behalf, at no cost and expenses to the Partnership. The Partnership maintains a separate schedule of costs for all costs and expenses incurred by the General Partner and/or related parties on its behalf, in connection to providing such services, which is not recorded on the accompanying statement of operations.

10. Contingent Liabilities

As a member of FINRA, the Partnership is subject to FINRA's rules, regulations, and periodic examinations. FINRA membership requires compliance with various regulatory standards designed to promote market integrity and protect investors. Where it is determined, in consultation with legal counsel based on litigation and settlement risks, that a loss is probable and estimable in a given matter, the Partnership establishes an accrual.

Alpha Trading L.P.

NOTES TO FINANCIAL STATEMENT

As of December 31, 2025

10. Contingent Liabilities (continued)

In 2022, the Partnership was reviewed by FINRA regarding its compliance with Consolidated Audit Trail ("CAT") reporting requirements. The review identified several issues, including a technical error within the Partnership's systems that resulted in reporting inaccuracies, as well as deficiencies in the written supervisory procedures governing CAT reporting.

In 2024, a routine review by FINRA identified an additional deficiency in the Partnership's CAT reporting. Subsequently, NYSE Chicago intended to file an enforcement action related to these deficiencies and proposed a fine of $525,000, which was later reduced to $375,000 following discussions. Based on ongoing negotiations and legal opinion, management estimated the potential settlement to be approximately $375,000.

In 2025, the Partnership paid the final settlement of $200,000, and the excess provision of $175,000 was reversed and recorded as a gain in July 2025.

11. Subsequent events

On February 10, 2026, the Partnership filed an amendment to Form BD reflecting a change in indirect control. As disclosed in Schedule C, effective February 2026, Jonathan James Bates replaced Robin Fuller as the sole owner of the Mercury I Ltd., the Parent Company of the General Partner. Management evaluated this event and determined that it does not affect the Partnership's financial position or results of operations as of the balance sheet date.

These financial statements were approved by management and available for issuance on March 12, 2026. Subsequent events have been evaluated through this date.